EXHIBIT 99.2

RECENT DEVELOPMENTS

France : TotalEnergies allocates €200 million to equip its highway service stations with high-power electric vehicles (EV) charge points

On October 28, 2021, TotalEnergies announced that it will allocate up to €200 million over a year to equip more than 150 of its motorway and expressway service stations with high-power charge points for electric vehicles.

This major investment is intended to support the growth of electric mobility in France:

•	By end-2021, 60 motorway service stations are expected to be equipped with high-power EV charge points (50 to 175 kW).

•	By end-2022, more than 110 TotalEnergies motorway and expressway service stations are expected to be equipped with high-power EV charging stations (175 kW charge points). In parallel, TotalEnergies will actively participate in the upcoming calls for tenders from the motorway operators.

•	By 2023, TotalEnergies aims to have 200 service stations equipped with high-power EV charge points on these major roads, along with 100 additional stations in urban areas, notably in the form of high-power charging hubs. TotalEnergies reaffirms its ambition to offer to its customers a high-power charging station every 150 kilometers.

This acceleration is a pillar of TotalEnergies’ strategy to be a key player in electric mobility in Europe, especially in France.

Since 2020, TotalEnergies pursues its development in world-class metropolitan areas, with a large portfolio of EV charge points in operation or under construction in Amsterdam and its Metropolitan Region (22,000), Antwerp (3,000), London (1,700), Paris (2,300), Singapore (1,500) and Wuhan (11,000).

TotalEnergies announces the third 2021 interim dividend stable at €0.66/share

The Board of Directors of TotalEnergies SE met on October 27, 2021 and declared the distribution of the third 2021 interim dividend at €0.66/share, stable compared to the first and second 2021 interim dividends. This third interim dividend will be paid in cash exclusively, according to the following timetable:

	Shares	American Depositary Receipts
Ex-dividend date	March 22, 2022	March 18, 2022
Payment date	April 1, 2022	April 12, 2022

Plastic Recycling: Plastic Energy, Freepoint Eco-Systems and TotalEnergies partner on advanced recycling project in the U.S.

On October 26, 2021, TotalEnergies announced the strategic partnership in the U.S. among TotalEnergies, Plastic Energy Ltd. and Freepoint Eco-Systems LLC. Under this agreement, Plastic Energy and Freepoint Eco-Systems plan to build an advanced recycling plant in Texas, which will transform end-of-life plastic waste into a recycled feedstock called TACOIL using Plastic Energy’s patented technology. TotalEnergies will convert this raw material into virgin-quality polymers, which can be used for food-grade packaging.

The project will process and convert yearly 33,000 tons of post-consumer end-of-life plastic waste that would otherwise be destined for landfill or incineration. The plant is expected to become operational by mid-2024 with TACOIL to be used for the manufacturing of high-quality polymers in TotalEnergies’ Texas-based production units, enabling the creation of items such as flexible and rigid food packaging containers.

Scotland: TotalEnergies and ScotWind partners commit to local industrial development

On October 18, 2021, TotalEnergies announced the opening of its Offshore Wind Hub (the “Hub”) in the United Kingdom, in Aberdeen. The Hub will be part of TotalEnergies’ existing offshore operations center in Aberdeen. The Hub will enable the transition of staff from oil and gas to offshore wind as that part of TotalEnergies’ United Kingdom business grows. It will thus leverage the offshore expertise that TotalEnergies’ Aberdeen operations have built over the last 50 years.

The announcement comes as TotalEnergies, in partnership with Macquarie’s Green Investment Group and Scottish developer Renewable Infrastructure Development Group (RIDG), takes part in the ScotWind leasing round having proposed a 2 gigawatt (GW) offshore wind project called the “West of Orkney Windfarm”.

The partners unveiled plans for a £140 million initiative in a comprehensive action plan to develop the Scottish supply chain and harbour infrastructure specifically around this project. Should the West of Orkney Windfarm be selected, the investment would be allocated across a range of initiatives, including:

•	direct support for supplier development and the enhancement of ports and harbor infrastructure in Orkney, Caithness, and more generally in Scotland,
•	a supply chain and infrastructure investment fund to enhance the capabilities and competitiveness of key suppliers,
•	a targeted local skills development program.

This investment will be made during the initial phase of development before the final investment decision is taken. It will be funded by £105 million of direct commitments from the partners supplemented up to £140 million by a matched funding from third parties raised by the partners.

These initiatives will help the consortium reach its ambitions to deliver up to half of the project’s content in Scotland over its lifetime through collaboration across industry, with a commitment to 60% overall in the United Kingdom.

On successful award, the consortium will undertake detailed consultation with the local communities of Orkney and Caithness to establish a community benefit program, reflecting the long-term commitment the West of Orkney Windfarm represents to the region.

This investment announcement follows the consortium’s decision to develop a large-scale green hydrogen facility on the island of Flotta in Orkney. The proposed Flotta Hydrogen Hub would be powered by the renewable electricity generated by the West of Orkney Windfarm.

Scotland: Green Investment Group, TotalEnergies and RIDG partner with Repsol Sinopec and Uniper to develop large-scale green hydrogen facility in Orkney

On October 12, 2021, TotalEnergies announced that Offshore Wind Power Limited (OWPL), the consortium formed by Macquarie’s Green Investment Group, TotalEnergies and Scottish developer RIDG is studying the use of offshore wind to power the production of green hydrogen on an industrial scale on the island of Flotta in Orkney, Scotland.

The OWPL consortium has submitted a proposal to the Crown Estate Scotland’s offshore wind leasing round (ScotWind) to develop the N1 plan option area west of Orkney. If successful, its proposal – called the West of Orkney Windfarm – could deliver renewable power to a green hydrogen production facility at the Flotta Terminal.

Plans to power the proposed Flotta hydrogen hub are being developed by OWPL in partnership with Flotta Terminal’s owner Repsol Sinopec, and Uniper, a leading international energy company and pioneer in the field of hydrogen. The proposal is also supported locally by EMEC Hydrogen who have spearheaded Orkney’s leading position in green hydrogen production.

Floating offshore wind, United States: TotalEnergies and Simply Blue Group launch TotalEnergies SBE US joint venture

On October 13, 2021, TotalEnergies announced the launch of a joint venture, TotalEnergies SBE US with Simply Blue Group, to unlock the vast potential for floating offshore wind projects in the United States.

TotalEnergies SBE US will combine TotalEnergies’ expertise in large-scale offshore projects, Simply Blue Group’s floating know-how, and a team of pioneers of the U.S. offshore wind industry, to unlock untapped deep-water opportunities that will provide renewable electricity to millions of U.S. homes.

As of October 2021, TotalEnergies has over 6 GW of offshore wind in development around the globe, of which over 40% is comprised of floating offshore wind including over 2 GW of floating wind projects in South Korea. Simply Blue Group has more than 3.2 GW of offshore wind in development off Ireland and the United Kingdom.

United States: TotalEnergies and Qnergy deploy an innovative technology to reduce methane emissions on the Barnett field

On October 11, 2021, TotalEnergies announced, as part of its effort for continuous progress and sustainable development, the deployment of an innovative technology developed by Qnergy, to significantly reduce methane emissions related to its operations on the Barnett gas field in the United States.

The solution proposed by Qnergy uses a technology allowing the conversion of methane powered instrumentation into compressed air powered instrumentation, thus eliminating the release of methane into the atmosphere during the process.

During a successful pilot project at the Barnett site in March 2021, Qnergy’s technology proved to be reliable, simple to install and easy to operate, allowing the elimination of up to 98% of the methane venting emissions related to instruments using natural gas.

After additional successful tests, TotalEnergies decided to install this new technology by deploying 100 units on the Barnett field in 2021 and 2022. The deployment of 300 additional units throughout the field is expected to reduce methane venting emissions from pneumatic devices by approximately 7,000 tons per year by the end of 2024.

Going forward, new developments on the Barnett field and across TotalEnergies will be designed without instruments using natural gas.

TotalEnergies’ performance in reducing methane emissions is one of the best in the industry. TotalEnergies has cut its emissions by close to 50% since 2010, through actions focused on different sources – such as flaring, venting and fugitive emissions – and by complying with stringent design standards for new projects to ensure that methane emissions are close to zero. TotalEnergies has already reduced routine flaring by more than 90% since 2010 and has pledged to eliminate the practice by 2030.

TotalEnergies lowered the methane emissions intensity of its operated gas facilities to below 0.1% in 2020. TotalEnergies has set an objective of a further 20% reduction of absolute methane emissions from its operated oil and gas assets in 2025 compared to 2020.

In November 2020, TotalEnergies signed onto a second phase of the United Nations Environment Programme’s Oil and Gas Methane Partnership (OGMP 2.0), supporting a broader, more ambitious reporting framework extended to cover the entire gas value chain and non-operated assets. TotalEnergies is also a signatory of the Methane Guiding Principles.

TotalEnergies is a founding member of the Oil and Gas Climate Initiative (OGCI), a $1 billion climate fund that has also invested in Qnergy.

India: Adani Green Energy completes the acquisition of the 5 GW renewable portfolio of SB Energy India

On October 4, 2021, TotalEnergies announced that, following the completion of Adani Green Energy Limited’s (AGEL) acquisition of 100% interest in SB Energy India from SoftBank Group Corp (“SBG”) (80%) and Bharti Group (20%) previously announced on May 19, 2021, TotalEnergies, which holds a 20% interest in AGEL, added a net capacity of approximately 1.4 gigawatt peak (GWp) of projects in operation and under construction to its renewable portfolio.

SB Energy India has a total renewable portfolio of 5 gigawatt alternative current (GWac) spread across four states in India. It consists of utility-scale farms of which 84% are solar capacity (4,180 megawatt of alternating current (MWac)), 9% are wind-solar hybrid capacity (450 mega watts or MW) and are 7% wind capacity (324 MW) with 1,700 MW in operation and a further 2,554 MW under construction and 700MW near construction1. All projects have 25-year power purchase agreements with sovereign rated counterparties such as Solar Energy Corporation of India Ltd. (SECI), NTPC Limited and NHPC Limited.

The transaction by AGEL values SB Energy India at a fully completed enterprise valuation of approximately $3.5 billion2.

1 ‘Near Construction’ denotes that Letter of Award is received and PPA is to be signed

2 Fully completed enterprise valuation includes all future projects capex

Decarbonization of Air Transportation: Air France, TotalEnergies, the Métropole of Nice Côte d’Azur and Nice Côte d’Azur Airport carry out a Nice-Paris flight fueled with 30% Sustainable Aviation Fuel

On October 1, 2021, TotalEnergies announced that Air France, TotalEnergies, the Metropole and the Airport of Nice Côte d’Azur joined forces to operate a flight fueled with Sustainable Aviation Fuel (SAF). Air France Flight 6235 took off for Orly Airport in Paris from Nice Airport's Terminal 2, after being loaded with 30% SAF produced by TotalEnergies in its French plants.

After the first long-haul flight fueled by French-made SAF in May 2021, this is a further realization by Air France and TotalEnergies towards supporting and developing the production of sustainable aviation fuel in France, as an essential condition for its widespread take-up in French airports.

The biofuel used for this flight was produced from waste and residues generated by the circular economy. It was made by TotalEnergies from used cooking oils at its biorefinery at La Mède (Bouches-du-Rhône) and its plant at Oudalle (Seine-Maritime). The French-produced SAF carries an ISCC-EU certification (International Sustainability & Carbon Certification) awarded by an independent body which guarantees its sustainability. The 30% incorporation on the Nice-Paris flight will prevent the emission of 3 tons of CO2.

TotalEnergies Doubles its Recycled Plastic Production Capacity in France

On October 1, 2021, TotalEnergies announced the inauguration of the extension of Synova in Normandy, the French leader in recycled polypropylene production. TotalEnergies is therefore doubling its mechanical recycling production capacity for recycled polymers, to meet growing demand for sustainable polymers from customers, such as automotive manufacturers (Auto OEM) and the construction industry.

In order to increase its mechanical recycling capacity, in 2019 TotalEnergies acquired Synova, the French leader in the production of recycled polypropylene derived from industrial waste plastics, household waste and car parts such as bumpers.

With the installation of two new production lines, Synova will produce almost 45,000 tons of recycled polypropylene per year using mechanical recycling methods, including one range containing fiber glass to produce components with very high mechanical performance.

TotalEnergies, Air Liquide, VINCI and a group of international companies launch the world’s largest clean hydrogen infrastructure fund

On October 1, 2021, TotalEnergies announced that TotalEnergies, Air Liquide, and VINCI, combined forces with other large international companies to sponsor the creation of the world’s largest fund exclusively dedicated to clean hydrogen infrastructure solutions. The fund aims to reach €1.5 billion and has already secured initial commitments of €800 million. Its objective is to accelerate the growth of the clean hydrogen ecosystem by investing in large strategic projects and leveraging the alliance of industrial and financial players.

The clean hydrogen infrastructure fund will invest in the entire value chain of renewable and low carbon hydrogen, in the most promising regions in the Americas, Asia and Europe. It will invest as a partner, alongside other key project developers and/or industry players, in large upstream and downstream clean hydrogen projects.

TotalEnergies, Air Liquide, and VINCI Concessions have been at the forefront of setting up and aggregating commitments to this clean hydrogen infrastructure fund. As anchor partners, fully committed to low carbon and renewable hydrogen development, each has pledged to invest €100 million. The fund will be managed by Hy24, a new 50/50 joint venture between Ardian, a world-leading private investment house and FiveT Hydrogen, a clean hydrogen enabling investment platform. The choice of this fund manager allows for the merger of their similar initiatives and adds Plug Power as an anchor partner, as well as Chart Industries and Baker Hughes as joint partners.

With solid industrial expertise and significant investment potential, the clean hydrogen infrastructure fund will have a unique capacity to unlock large scale projects under development and accelerate the scaling up of hydrogen markets. With the announced support of public policies and some use of debt financing, the fund should be able to contribute to the development of hydrogen projects with a total value of about €15 billion.

Subject to Hy24’s French Market Authority (AMF) accreditation as an Alternative Investment Fund Manager (AIFM), the platform will be operational in late 2021 and first closing is expected before the end of the year.

Sustainable development in the Russian Arctic: TotalEnergies commits to the protection of biodiversity in the Arctic LNG 2 project

On September 30, 2021, TotalEnergies announced that, in line with its guiding principle of transparency in sustainable development and in engaging with civil society, TotalEnergies published on its website the Environmental, Safety and Health Impact Assessment (ESHIA) and the biodiversity implementation strategy of the Arctic LNG 2 project, in which TotalEnergies holds a direct and indirect1 21.64% interest.

Based on the ESHIA and in accordance with the most stringent international performance standards, Arctic LNG 2 has defined a set of actions that will be implemented to minimize its environmental and social footprint, and to deliver a positive impact on biodiversity and the surrounding communities. These measures will be monitored by third-party organizations, including all of the international credit agencies that will be contributing to the project and have engaged in a demanding dialogue with the project team to reinforce its commitments on the basis of IFC (International Finance Corporation) Performance Standard 6.

The biodiversity protection strategy of the project will be based on the following plans and programs:

•	the Biodiversity Conservation Management Program (BCMP) in accordance with the recommendations of the Ministry of Natural Resources and Environment of the Russian Federation;
•	the Biodiversity Management Plan (BMP) setting out the commitments and measures identified in the ESHIA in order to avoid, minimize and, if necessary, compensate the impacts on biodiversity and ecosystems;
•	the Biodiversity Action Plan (BAP) setting out the specific commitments and actions taken by the project in accordance with IFC Performance Standard 6 requirements for No Net Loss in Natural Habitats and a Net Gain in Critical Habitats;
•	the Biodiversity Monitoring and Evaluation Program (BMEP) to measure the outcomes of the biodiversity plans implemented.

TotalEnergies intends to publish these plans and programs as they are approved.

TotalEnergies joins forces with China Three Gorges Corporation to develop more than 11,000 high-power charge points for electric vehicles in Wuhan and Hubei Province

On September 28, 2021, TotalEnergies announced that it and China Three Gorges Corporation (CTG, through its two affiliates CTG Capital and CTG Electric Energy) signed an agreement to establish a joint venture in electric mobility in China. This equally owned company will develop Electric Vehicle (EV) high-power charging infrastructure and services within the Hubei Province, through the installation and operation of more than 11,000 high-power charge points by 2025

This joint venture will build on TotalEnergies’ worldwide expertise in electric mobility and CTG’s strong capability in green energy production and supply. The two companies intend to develop co-branded high-power charging hubs and standalone stations, open to the general public, equipped with 60 kilowatts (kW) to 120 kW power charge points and with an average hosting capacity ranging between 20 to 50 vehicles each. The partners will also build dedicated charging stations on the premises of B2B customers, to meet their needs. Finally, in line with the partners’ respective ambitions with respect to carbon neutrality, the electricity used to power this new network will be produced mostly from renewable sources.

The joint venture’s growth perspectives are supported by China’s ambition to be carbon net neutral by 2060. In a context of a fast-growing energy demand for mobility, the EV penetration rate is expected to increase dramatically over the coming years, requiring a rapid expansion of the existing fast-charging network.

1 Through its 19.4% stake in Novatek, which owns 60% of the Arctic LNG2 project.

CTG Corporation, operator of the Three Gorges Dam, is China’s largest clean energy corporation and the world largest hydro-power producer. It has developed more than 30 GW of hydro, wind and solar power generation capacities in China and overseas – namely in Europe – over the past five years. TotalEnergies has been present in Wuhan and in Hubei province since 1995, notably through its network of branded fuel service-stations, its lubricant business and its affiliate Hutchinson.

With this announcement, TotalEnergies continues to pursue its development in electric mobility in major cities throughout the world, with a large portfolio of EV charge points currently in operation or in the process of being installed: Amsterdam and its region (22,000), Antwerp (3,000), Paris (2,300) and London (1,700). This is also the second development in Asia in recent months, following the acquisition of Singapore largest EV charge network (1,500) in July 2021.

TotalEnergies and Safran create a strategic partnership to accelerate the decarbonization of the aviation industry

On September 27, 2021, TotalEnergies announced that TotalEnergies and Safran signed a strategic partnership agreement to jointly develop technical and commercial solutions for the decarbonization of the aviation industry.

In line with the ambition of both companies to reach net zero CO2 emissions by 2050, this major partnership aims to accelerate the reduction of the CO2 emissions of the aviation industry. Sustainable aviation fuel (SAF) plays a key role in this approach.

The collaboration will leverage Safran and TotalEnergies’ respective areas of excellence and expertise for the development and deployment of SAF and develop an informed understanding of the overall value chain and use cases, while integrating the objectives of sustainable development altogether.

In the short term, the partnership aims to make current engines compatible with fuel containing up to 100% SAF. Longer term, it will then work to optimize engine/fuel energy efficiency and environmental performance.

This collaboration may extend to other fields, such as adapting fuel systems to SAF or developing new-generation battery systems for electric motors.

The agreement focuses on three key areas:

▪	Research, technology and innovation, with the development of technological bricks validated through ground tests of propulsion systems and demonstrator flight tests of engines.

▪	Supply of sustainable aviation fuels produced in France by TotalEnergies to decarbonize Safran’s airplane and helicopter engine tests in France.

▪	Dialogue and promotion, through initiatives to raise awareness among public and private players in France, Europe and worldwide.

French legislation calls for aircraft to use at least 1% SAF by 2022 for all flights originating in France, while the European Commission calls for a ramp up to 2% by 2025 and 5% by 2030 as part of the European Green Deal.

Stellantis and TotalEnergies welcome Mercedes-Benz as a new partner of Automotive Cells Company (ACC) and raise its capacity plan to at least 120 Gigawatt hours (GWh) by 2030

On September 24, 2021, TotalEnergies announced that Stellantis, TotalEnergies and Mercedes-Benz entered into agreements to welcome Mercedes-Benz as a new partner of Automotive Cells Company (ACC). The transaction is subject to agreement on definitive documentation and customary closing conditions, including regulatory approvals. Following its entry, the partners commit to increase ACC’s industrial capacity to at least 120 GWh by 2030.

ACC results from the initiative taken in 2020 by Stellantis and TotalEnergies, together with its affiliate Saft, and supported by the French, German and European authorities, to create a European battery champion for electric vehicles. The entry of Mercedes-Benz in ACC is a clear demonstration of its industrial progress and of the merits of the project, which it will strengthen.

ACC’s objective is to develop and produce battery cells and modules for electric vehicles with a focus on safety, performance and competitiveness, while ensuring the highest level of quality and the lowest carbon footprint. The updated ACC capacity plan will mobilize an investment of more than seven billion euros, which will be supported by subsidies and financed by equity and debt. The creation of this European battery champion will support Europe to address the challenges of the energy transition in mobility, ensure its security of supply of a key component for the electric car industry.

Floating offshore wind: TotalEnergies, Green Investment Group and Qair join forces to bid for the Southern Brittany tender

On September 23, 2021 TotalEnergies announced that a consortium of TotalEnergies, Green Investment Group (GIG) and Qair were pre-selected by the Direction Générale de l’Energie et du Climat (“DGEC”) to participate in an upcoming competitive tender for the development of a floating wind farm of up to 270 MW in Southern Brittany. Through the tender, the consortium will bid to develop a project that will produce enough green energy to power the equivalent of 250,000 homes across France.

The consortium believes the Southern Brittany tender round is a key step in the deployment of this new technology and will help foster the development of a cutting-edge industry in France.

TotalEnergies, GIG and Qair are committed to working closely with local stakeholders and utilizing the local supply chain wherever possible to maximize the economic benefits to Brittany.

The consortium intends to leverage the members’ unique mix of local knowledge, financial expertise, technical proficiency, their experience in renewable energy, as well as their ambitions for the growth of the floating offshore wind sector.

This joint bid is based on a productive history between the members of the consortium:

•	Over 2 GW of floating wind projects in South Korea (GIG and TotalEnergies),
•	the 1.5 GW bottom-fixed Outer Dowsing offshore wind project in the United Kingdom (GIG and TotalEnergies),
•	the Eolmed floating offshore wind pilot project in France (Qair and TotalEnergies)

TotalEnergies and Air Liquide partner to develop low-carbon hydrogen production in the Normandy Industrial Basin

On September 14, 2021, TotalEnergies announced that TotalEnergies and Air Liquide joined forces to decarbonize hydrogen production at TotalEnergies’ Normandy platform in France. This project foresees in the long term the supply to TotalEnergies by Air Liquide of low-carbon hydrogen by relying on Air Liquide's hydrogen network in Normandy and the implementation of a large-scale CO2 capture and storage solution (CCS). In line with the objective of both companies to get to net zero emissions by 2050, this ambitious project is part of a sustainable development approach which will help develop a low-carbon hydrogen ecosystem in the Axe Seine / Normandy area, progressively supported by technologies such as CCS and electrolysis.

Under a long term contract agreement, Air Liquide will take over and operate the 255 tons-per-day hydrogen production unit at the TotalEnergies platform in Normandy. Connecting the unit to Air Liquide’s hydrogen network will enable the optimization of its performance and, ultimately, develop the world’s first low-carbon hydrogen network. The network already includes a hydrogen production facility in Port-Jérôme equipped with Air Liquide’s CryocapTM carbon capture solution since 2015. Air Liquide is considering adding a large-scale unit to produce renewable hydrogen via electrolysis.

In addition, the companies plan to launch development studies to deploy a CCS project to decarbonize the hydrogen produced in this unit at the Normandy platform. Air Liquide would install its

Cryocap™ process to capture CO2, while TotalEnergies would handle transportation and storage of the captured CO2, notably through the Northern Lights (Norway) and Aramis (Netherlands) CCS projects being developed in the North Sea.

In the long term, the implementation of these projects would reduce the carbon emissions from the unit’s hydrogen production by approximately 650,000 tons of CO2 per year by 2030.

This cooperation between Air Liquide and TotalEnergies is aligned with their shared ambition to help decarbonize industrial operations in the “Axe Seine/Normandy” area. Along with other industrial companies, the partners signed a Memorandum of Understanding announced in July 2021, to develop carbon capture and storage infrastructure in Normandy with the goal of reducing CO2 emissions by up to 3 million tons per year by 2030.

Under French law, the proposed transfer of the hydrogen production unit to Air Liquide is subject to the process for notifying and consulting employee representatives of the TotalEnergies Normandy platform, and to approval from the competent authorities.

Iraq: TotalEnergies signed major agreements for the sustainable development of the Basra region natural resources

On September 6, 2021, TotalEnergies announced that TotalEnergies, the Iraqi Ministries for oil and electricity, and the country's National Investment Commission signed major agreements covering several projects in the Basra region, designed to enhance the development of Iraq's natural resources to improve the country’s electricity supply. Iraq, a country rich in natural resources, is experiencing electricity shortages while it faces a sharp increase in demand from the population.

TotalEnergies, with the support of the Iraqi authorities, will invest in installations to recover gas that is being flared on three oil fields and as such supply gas to 1.5 GW of power generation capacity in a first phase growing to 3 GW in a second phase. It will also develop 1  GWac of solar electricity generation capacity to supply the Basra regional grid.

These agreements include:

•	The construction of a new gas gathering network and treatment units to supply the local power stations, with TotalEnergies also bringing its expertise to optimize the oil and gas production of the Ratawi field, by building and operating new capacities.
•	The construction of a large-scale seawater treatment unit to increase water injection capacities in southern Iraq fields without increasing water withdrawals as the country is currently facing a water-stress situation. This water injection is required to maintain pressure in several fields and as such will help optimize the production of the natural resources in the Basra region.
•	The construction and operation of a photovoltaic power plant with a capacity of 1 GWp to supply electricity to the grid in the Basra region.

These projects represent a total investment of approximately $10 billion (100% share).

Appointment to the Executive Committee of TotalEnergies

As part of the deployment of TotalEnergies’ new organization, effective September 1, 2021:

Nicolas Terraz is appointed President, Exploration & Production, member of the Executive Committee, replacing Arnaud Breuillac, who becomes Senior Advisor to the Chairman and Chief Executive Officer. Henri-Max Ndong-Nzue replaces Nicolas Terraz as Senior Vice President Africa for Exploration & Production.

Namita Shah, member of the Executive Committee, is appointed President, OneTech. In addition, she will supervise the work of People & Social Engagement, headed by Agnieszka Kmieciak.

Helle Kristoffersen, member of the Executive Committee, is appointed President, Strategy & Sustainability. She will supervise the work of TotalEnergies Global Services.

TotalEnergies’ Executive Committee now consists of:

•	Patrick Pouyanné, Chairman and Chief Executive Officer
•	Helle Kristoffersen, President, Strategy & Sustainability
•	Stéphane Michel, President, Gas, Renewables & Power
•	Bernard Pinatel, President, Refining & Chemicals
•	Jean-Pierre Sbraire, Chief Financial Officer
•	Namita Shah, President, OneTech
•	Nicolas Terraz, President, Exploration & Production
•	Alexis Vovk, President, Marketing & Services

Nicolas Terraz:

Nicolas Terraz started his career in the French Ministries of Industry (1994-1997) and Public Works and Transportation (1997-2001) and joined TotalEnergies in 2001.

After holding positions in France and in Qatar, Nicolas Terraz served as Managing Director of Total E&P Myanmar (2008-2011), Managing Director of Total E&P France (2011-2014), Vice President New Ventures for Exploration and Production (2014-2015) and Managing Director of Total Upstream Companies in Nigeria (2015-2019).

In 2019, Nicolas Terraz was appointed Senior Vice President Africa and a member of the management committee of the Exploration & Production segment of TotalEnergies.

Born in 1969, Nicolas Terraz is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées and earned a Master of Science in Technology and Policy from the Massachusetts Institute of Technology.

Namita Shah:

Namita Shah began her career as an Associate Attorney at Shearman & Sterling, a New York law firm, where she spent eight years providing advice and supervising transactions including those involving financing of pipeline and power plant companies.

She joined TotalEnergies in 2002 as a Legal Counsel in the E&P mergers and acquisitions team. In 2008 she joined the New Business team, where she was responsible for business development in Australia and Malaysia. She held this position until 2011, when she moved to Yangon as General Manager, TotalEnergies E&P Myanmar. On July 1, 2014, she was appointed Senior Vice President, Corporate Affairs, Exploration & Production.

On July 1, 2016, Namita Shah was appointed President, People & Social Responsibility and member of the Executive Committee.

Indian and French, Namita Shah is a graduate of Delhi University and the New York University School of Law.

Helle Kristoffersen:

Helle Kristoffersen began her career in 1989 at the investment bank Lazard Frères. In 1991, she moved to the transportation and logistics company Bolloré. In 1994, she joined Alcatel, where she continued her career until 2010. She served as Alcatel’s and then Alcatel-Lucent’s Senior Vice President, Strategy.

Helle Kristoffersen joined TotalEnergies in January 2011 as Deputy Senior Vice President and then Senior Vice President, Strategy & Business Intelligence. On September 1, 2016, she became Senior Vice President, Strategy & Corporate Affairs, in Gas, Renewables & Power.

In 2019, she was appointed President, Strategy & Innovation and a TotalEnergies Executive Committee member.

A dual Danish and French national, Helle Kristoffersen is a graduate of the Ecole Normale Supérieure and the Paris Graduate School of Economics, Statistics and Finance (ENSAE) and holds a master's degree in econometrics from Université Paris 1. She is an alumna of the Institute for Higher National Defense Studies (IHEDN) and a Knight of the Legion of Honor.

Netherlands: TotalEnergies, Shell Netherlands, EBN and Gasunie form partnership to develop the offshore Aramis CO2 Transport and Sequestration Project

On September 07, 2021, TotalEnergies announced that TotalEnergies, Shell Netherlands, Energie Beheer Nederland (EBN) and Gasunie formed a partnership to enable large-scale CO2-reduction for industrial clusters in the Netherlands. Under the name Aramis, these parties will collaborate towards the development of new CO2 transport infrastructure to enable offshore CO2 storage. Aramis is looking to make the final investment decision by 2023 with an operational start-up in 2026. The project aims to make an important contribution to the CO2 reduction targets for 2030, as set forth in the Dutch National Climate Agreement and the European Union’s Green Deal.

The Aramis project aims to contribute to the reduction of emissions by providing CO2 transport to unlock storage capacity for industries such as the steel, chemicals, cement, refineries, and waste incinerators. It will offer a decarbonization solution for the industrial sectors by transporting CO2 to depleted offshore gas fields under the Dutch North Sea. It will be based on an ‘open access’ philosophy to give industrial customers and offshore storage providers the possibility to connect to the infrastructure at a later stage.

In collaboration with various local partners and initiatives, the initiators of Aramis will investigate the development of the CO2 transport facilities to provide access to offshore CO2 storage. The facilities will include, amongst others, an onshore CO2 collection hub that is located at the Maasvlakte in the Port of Rotterdam. The CO2 from potential customers will be transported to the hub via ships (coaster ships and river barges) as well as through onshore pipelines. The onshore CO2 collection hub will consist of a compressor station and a shipping terminal with temporary storage facilities for the liquid CO2 arriving by ship. An offshore pipeline will transport the CO2 from the collection hub to the offshore platforms, where the CO2 will be injected into depleted offshore gas fields 3-4 km below the seabed.

Collaboration between projects is crucial to drive the energy transition. Therefore, the project also aims to create synergies between Porthos and Athos, existing offshore CCS projects in the Netherlands targeting local industrial clusters. These synergies will enable the Aramis project to realize infrastructure that can serve more industrial clusters to support their transition towards sustainable production processes.

Throughout the various phases of the project, Aramis’ aim is to communicate transparently and timely. Information will be made easily accessible, and engagements with all stakeholders frequent, to ensure interests and concerns are addressed.

TotalEnergies wins the City of Antwerp public tender for the installation and operatorship of new electric vehicle (EV) charge points

On September 1, 2021, TotalEnergies announced that the City of Antwerp awarded the extension and development of its public EV charging network to TotalEnergies. As part of this exclusive contract, the largest to date awarded in the country, TotalEnergies will expand the existing network of the city of Antwerp by installing new EV charge points by 2024, including high-power charge points.

Awarded until 2034 for standard charging points (22 kW) and until 2038 for high-power charge points, the contract covers the supply, the installation, the technical and commercial operation of the public charging network. The entire electricity needs of this network will be covered by green electricity produced by TotalEnergies, notably from offshore wind farms, allowing Antwerp’s EV users to benefit from a 100% renewable electricity charge for their vehicles.

This new contract strengthens TotalEnergies' position as a key player in electric mobility in Europe, in line with its ambition to operate more than 150,000 EV charge points by 2025. As the operator of the public network Charge.Brussels and of medium & high-power charge points at its service stations, TotalEnergies is already a recognized player in electric mobility in Belgium. With Antwerp, TotalEnergies is pursuing its development in the world's major cities, with a large portfolio of charge points currently in operation or in the process of being installed: Amsterdam and its region (22,000), Paris (2,300), London (1,700) and Singapore (1,500).

TotalEnergies to introduce a 100% renewable fuel at the 24 Hours of Le Mans and at the FIA World Endurance Championship (WEC)

On August 20, 2021, TotalEnergies announced that it is developing a 100% renewable fuel for motorsport competition, to be introduced starting from next season at the FIA World Endurance Championship (WEC), including the 24 Hours of Le Mans 2022, and at the European Le Mans Series (ELMS).

This 100% renewable fuel to be offered by TotalEnergies will be produced on a bioethanol basis*, made from wine residues from the French agricultural industry, and from ETBE produced at TotalEnergies' Feyzin refinery near Lyon (France) from feedstock also sourced from by the circular economy. This fuel should allow an immediate reduction of at least 65% of the racing cars’ CO2 emissions.

* This bioethanol or advanced ethanol is an agricultural by-product. It is made from residues from the wine industry, such as wine lees and grape pomace. Following several steps (industrial fermentation, distillation then dehydration), this base is then blended with ETBE (Ethyl Tertio Butyl Ether), itself a byproduct made from ethanol, and with several performance additives issued from the Excellium technology developed by TotalEnergies.

Brazil: TotalEnergies launches Phase 4 on the giant Mero Field development

On August 3, 2021, TotalEnergies announced that it and its partners have taken the investment decision for the fourth phase of the Mero project (Libra block), located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

The Mero 4 Floating Production Storage and Offloading (FPSO) unit is expected to have a liquid treatment capacity of 180,000 barrels per day and is expected to start up by 2025. It follows investment decisions for Mero 1 (startup expected in 2022), Mero 2 (startup expected in 2023) and Mero 3 (startup expected in 2024) FPSOs. All of them are expected to have a liquid processing capacity of 180,000 barrels per day.

The Mero field has been in pre-production since 2017 with the 50,000-barrel-per-day Pioneiro de Libra FPSO. The Libra Consortium is operated by Petrobras (40%) as part of an international partnership including TotalEnergies (20%), Shell Brasil (20%), CNOOC Limited (10%) and CNPC (10%). Pre-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

FORWARD-LOOKING STATEMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.